UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On July 14, 2026, Arbe Robotics Ltd. (the “Company”) issued a press release announcing that its radar technology has been selected by a leading global defense and homeland security system integrator for several civilian and defense programs. Under a newly signed framework collaboration agreement, the Company will supply radar systems for three projects developed by the integrator, with cooperation expected to expand to additional initiatives.

The press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Incorporation by Reference

This report on Form 6-K is incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the ability of the products sold to perform as anticipated by the integrator, the Company’s ability to provide the products profitably, and the extent of future orders pursuant to the agreement described in the press release; the Company’s ability to transition to a scaled production company, to expand its presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier-1 programs, to successfully develop and market its products in various other markets including perimeter-security, and physical AI fields; whether and when the Company secures the orders it anticipates and the extent of any orders the Company receives in the various markets it is targeting; the Company’s ability to meet expectations with respect to its financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding its collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the ceasefire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah may take against Israel in the event the ceasefire with Iran ends; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated July 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: July 14, 2026	By:	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

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